Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Technology Income Corp.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$81,469,024	0.01476%	$12,024.83
Fees Previously Paid	$0.00		$12,024.83

Total Transaction Valuation	$81,469,024
Total Fees Due for Filing			$12,024.83
Total Fees Previously Paid			$12,024.83
Total Fee Offsets			$0.00
Net Fee Due			$0.00